Exhibit 4.1

AERIES TECHNOLOGY, INC.

June 12, 2026

Notice to Warrant Holders

Dear Warrant Holder:

Reference is made to that certain Warrant Agreement (the “Warrant Agreement”), dated as of October 19, 2021, by and between Worldwide Webb Acquisition Corp. (now known as Aeries Technology, Inc.), a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). All capitalized terms not separately defined in this Notice shall have the same meanings as defined in the Warrant Agreement.

We are writing to inform you, as a holder of one or more Warrants (as such term is defined in the Warrant Agreement), that the Company has effected a share consolidation of the issued and outstanding Class A ordinary shares of the Company, par value $0.0001 per share (the “Share Consolidation”). The Board of Directors of the Company approved the Share Consolidation at a ratio of one (1) post-Share Consolidation share for every eight (8) pre-Share Consolidation shares pursuant to the authorization granted by shareholders of the Company at the Company’s 2026 Annual General Meeting held on March 3, 2026, and the Share Consolidation became effective at 12:01 a.m., Eastern Time, on June 12, 2026 (the “Effective Time”). The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market on a post-Share Consolidation basis under the Company’s existing trading symbol “AERT” at the commencement of trading on June 12, 2026.

The Share Consolidation has also resulted in a proportional decrease in the number of authorized Class A ordinary shares and a proportional increase in the par value of the Class A ordinary shares in accordance with the Share Consolidation ratio. Following the effectiveness of the Share Consolidation, the Company is authorized to issue 62,500,000 Class A ordinary shares, par value $0.0008 per Class A ordinary share.

Prior to the Effective Time, each whole Warrant was exercisable for one (1) Class A ordinary share of the Company at a Warrant Price of $11.50 per share. Pursuant to Sections 4.2 and 4.3 of the Warrant Agreement, as of the Effective Time, each then-outstanding whole Warrant will be adjusted such that (subject to any future adjustment pursuant to the Warrant Agreement’s terms):

●

the number of Class A ordinary shares issuable upon exercise of each Warrant was proportionally adjusted to reflect the Share Consolidation, such that each Warrant now represents the right to purchase one-eighth (1/8) of a Class A ordinary share, subject to the aggregation provisions of the Warrant Agreement; and

●	the Warrant Price (for the exercise of each post-Share Consolidation Warrant for one whole underlying Class A ordinary share) shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be one (1) (i.e., the number of Class A ordinary shares purchasable upon the exercise of one whole Warrant immediately prior to such adjustment), and (y) the denominator of which shall be one-eighth (1/8) (i.e., the number of Class A ordinary shares so purchasable immediately thereafter), resulting in an adjusted Warrant Price of $92.00 per post-Share Consolidation Class A ordinary share.

In addition to the foregoing adjustments to the number of Class A ordinary shares issuable upon exercise of each Warrant and the Warrant Price, the share price thresholds used to determine the Company’s right to redeem the Warrants have also been proportionately adjusted as of the Effective Time in accordance with the Share Consolidation ratio. Specifically:

●	the share price threshold of $18.00 per share referenced in Section 6.1 of the Warrant Agreement (relating to the Company’s right to redeem outstanding Warrants for cash at a price of $0.01 per Warrant) has been adjusted to $144.00 per post-Share Consolidation Class A ordinary share; and

●	the share price threshold of $10.00 per share referenced in Section 6.2 of the Warrant Agreement (relating to the Company’s right to redeem outstanding Warrants for Class A ordinary shares at a price of $0.10 per Warrant) has been adjusted to $80.00 per post-Share Consolidation Class A ordinary share.

For the avoidance of doubt, the “Reference Value” for purposes of Sections 6.1 and 6.2 of the Warrant Agreement will be measured on a post-Share Consolidation basis following the Effective Time. Pursuant to Section 6.3 of the Warrant Agreement, the share price column headings and the corresponding share numbers in the Make-Whole Fair Market Value table have also each been proportionately adjusted as of the Effective Time to reflect the 1-for-8 Share Consolidation ratio.

In accordance with Section 4.7 of the Warrant Agreement, the Company will not issue fractional shares upon exercise of Warrants following the Share Consolidation. If, by reason of the adjustments to the Warrants made in relation to the Share Consolidation, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Class A ordinary share, the Company shall, upon such exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the Warrant holder.

The CUSIP number for the Warrants will remain G97775 111 and the trading symbol for the Warrants will continue to be “AERTW” following the foregoing adjustments to the Warrants.

If you should have any questions, please do not hesitate to contact the below contact via email at:

Aeries Technology, Inc.

legal@aeriestechnology.com